Filed by Computer Sciences Corporation
Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended

Subject Company: Computer Sciences Corporation
(Commission File No. 1-4850)

CSC

CSC-HPE's Enterprise Services Announcement
Clients, Alliance Partners, and Suppliers Frequently Asked Questions

General Questions

Q: What does the announcement mean?
A: CSC's Board of Directors has unanimously approved a plan to merge CSC (NYSE: CSC) with HPE's Enterprise's Services business, which is being spun-off by the Hewlett Packard Enterprise (NYSE: HPE). The merger of these complementary businesses will create a new pure-play global leader in information technology services.

Q: When will the transaction close?
A: The transaction is expected to close by the end of March 2017—subject to CSC shareholder and customary regulatory approvals.

Q: Why did CSC's Board of Directors approve this plan; what was the rationale?
A: CSC made the decision to pursue this transaction because it positions the company and its stakeholders well for the future. Our proposed merger with HPE Enterprise Services is a logical next step in CSC's transformation. It will create a more powerful, agile and versatile global technology services business, one that is best equipped to lead digital transformations for clients and enable them to respond to changing business needs and customer expectations. The new company will bring these benefits:

- **World-class strength in customer service and IT operations** – among the safest pair of hands in the industry, deploying a broader set of resources and expertise to benefit clients;
- **Market-leading industry and technology expertise** – industry leading experience and IP in areas such as financial services, healthcare and life sciences, transportation, consumer products, and insurance, helping customers transform faster;
- **Global scale** – operating 85 delivery centers and 95 data centers across 70 countries, providing access to the most efficient IT services in the world;
- **Technology independence and best-in-class capabilities** in next-generation cloud, security services, application development and modernization, big data and analytics, mobility, workplace, and sophisticated business process and IT services;
- **Combined leadership** bringing deep turnaround experience and transformation capabilities, customer relationships, sales/GTM, industry and functional expertise;
- **Expanded best-of-breed technology partnerships** that provide greater choice of solutions; and
- **Enhanced innovation, R&D, and investment** opportunities for new services and solutions.

Q: Why now?
A: Merging makes great sense for both companies, which are primed for joining forces for several reasons:

- It's a significant milestone in the current transformation for both companies.
- CSC has successfully sharpened its position in the commercial IT service space, after spinning off CSRA, through several strategic acquisitions – Fixnetix, Fruition Partners, UXC, and Xchanging as well as Axon Puerto Rico—and establishing the CeleritiFinTech joint venture with HCL Technologies.
- Both companies have undertaken the journey to establish market leadership in next-generation technologies with complementary strengths.

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CSC

CSC-HPE's Enterprise Services Announcement

Clients, Alliance Partners, and Suppliers Frequently Asked Questions

Q: Will the current leadership teams remain in place after the transaction happens?

A: Following completion of the transaction:

- Mike Lawrie will become chairman, president and CEO of the new company.
- Meg Whitman will join the Board of Directors, which will be split equally between CSC and Hewlett Packard Enterprise.
- CSC's current CFO, Paul Saleh, will continue in that role.
- Mike Nefkens the current EVP and GM of HPE's Enterprise Services, will be a key part of the new company's executive team and partner closely with Mike Lawrie on building the new organization.
- Other executives and directors will be announced at a later date.

Q: What of the CSC and Hewlett Packard Enterprise brands, will the new company have a new name?

A: Nothing has been determined at this time. We will begin a branding exploration shortly, and announce any changes by the time we close.

Q: The combination positions the new company as one of the world's leading pure-play IT services companies. Who are the other leaders you're ranked among?

A: Firms such as Accenture are the closest pure-plays.

Q: What happens next?

A: Right now it's business-as-usual. CSC and HPE Enterprise Services will progress with the merger process. We are committed to ensuring continuity and communication regularly and proactively.

Q: Where will the new company's headquarters be located?:

A: That is to be determined, but for now Tysons remains our global headquarters.

Q: Where is HPE's Enterprise Services' headquarters?

A: Plano, Texas.

Q: Where will the largest centers of employees for the combined company?

A: The Americas, Asia Pacific and Europe and the Middle East will have the highest concentration of employees. Today, HPE's Enterprise Services' employee distribution is as follows:

- AMS; APJ; EMEA, and the UK
- Top 5 locations – Bangalore, India; Manila, Philippines; Sofia, Bulgaria; Kuala Lampur, Malaysia; Chennai, India; Plano, TX

Q: When will the consolidation process start?

A: The transaction is targeted for completion by the end of March 2017, pending CSC shareholder approval and customary regulatory review and approvals. Until the closing occurs, it will be business-as-usual for employees, clients, and partners. Between now and then, management will detail and finalize consolidation plans across regulatory, financial, organizational and operational aspects of the company.

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CSC-HPE's Enterprise Services Announcement
Clients, Alliance Partners, and Suppliers Frequently Asked Questions

Q: How will this impact competition in the market?
A: The merger of CSC and HPE Enterprise Services will serve the best interests of our shareholders, our employees, our partners and our clients, will improve our competitive positioning, and will make the marketplace even more competitive and innovative. Our scale, complementary geographic footprint and unique IP-based capabilities will help us to deliver comprehensive services to our clients.

Q: What are the benefits of the merger for shareholders? Clients? Alliance partners? Employees?
A: The merger of CSC and HPE Enterprise Services is a significant milestone in our transformation and an exciting development for the industry and especially for our people, clients and partners. The combination uniquely positions us–with our strategic partners–to lead with a stronger focus on our clients' missions and our role in guiding them through the rapidly evolving IT landscape.

- **Shareholders:** Investors will benefit from ownership of a new company with a world-class financial profile. The combined company will have the scale, innovation and financial resources to achieve and sustain market leadership, and the tax-free transaction is designed for significant value capture and cost synergy.
- **Clients:** The new company is being created specifically to drive digital transformation for clients. This is exciting and beneficial for the industry and clients of both companies. The combined company will provide technology independence and global access to world-class offerings in cloud, mobility, application development and modernization, business process services, big data and analytics, IT services, next-gen workplace, and security.
- **Alliance Partners:** Our current alliance partners will extend their reach and capabilities through the new company's ability to innovate and compete at scale. Our alliance partners remain an integral part of the company's go-forward strategy.
- **Employees:** While it is business-as-usual for now, there will be even greater career, development and growth opportunities available with the new company. This great leap forward in our transformation will enable our people to better innovate, compete and adapt to an ever-changing marketplace. Employees will be part of a strong, highly focused global enterprise that positions them for success. They will work among a broader range of clients and with a wider range of services, and be able to take advantage of the diverse career opportunities of a larger global company.

Q: Can you tell me more about HPE Enterprise Services Division?
A: Enterprise Services is the global business and information technology services division of Hewlett Packard Enterprise (HPE). It is one of the world's leading services organizations, with more than 1,000 business and government agent clients in 135 countries. It provides IT solutions for the New Style of Business to help clients transform to a hybrid infrastructure, protect their digital enterprise, empower their data-driven organization, and enable workplace productivity.

Through its nine interconnected practices, Enterprise Services is equipped not only to advise clients but also to help them transform and then manage their IT environment going forward. It proactively align to business imperatives, jointly defining the ideal future state and the transformation journey to get clients there.

As the transformation partner of choice, with more than 50 years of proven experience, Enterprise Services leverages best-in-class capabilities, enabled by the full stack of HPE solutions. It defines success by its clients' success. Enterprise Services creates transparent, modular, continuous transformation that adapts to its clients' rapidly changing environments and drive more impactful outcomes more quickly.

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CSC
CSC-HPE's Enterprise Services Announcement
Clients, Alliance Partners, and Suppliers Frequently Asked Questions

U.S. Government / Public Sector Business

Q: It appears that the new company will take on HPE Enterprise Services' public sector business. How does that mesh strategically with CSC having recently separated its public sector business, and will it become a core part of the new company's business?
A: The announcement of the proposed merger may prompt inquiries about HPE's Enterprise Services' U.S. public sector business – particularly given CSC's spin-off and merger last year of its own U.S. public sector business to create CSRA.

HPE's Enterprise Services division's U.S. public sector business (USPS) – like the public sector as a whole – is performing well and is expected to have a bright future. There are many options as to how HPE Enterprise Services' USPS business may move forward after the transaction closes next March. But this early in the process no decisions have been made, and HPE Enterprise Services will continue with business-as-usual in the meantime.

Q: Are there plans to sell off HPE Enterprise Services' U.S. public sector business as part of the transaction?
Q: Could HPE Enterprise Services' U.S. public sector business somehow be combined with CSRA?
Q: Given that Mike Lawrie will become CEO of the combined company, will he resign as chairman of the Board of CSRA?
A: *Answers to all of the above questions below:*
With the proposed merger of CSC and HPE Enterprise Services just announced, it is far too early to speculate about the future direction of that business – or any other, for that matter. What we can say is that HPE Enterprise Services U.S. public sector business – like the public sector as whole – is performing well and, we believe, has a bright future.

Background Fact
HPE Enterprise Services U.S. public sector business in FY15 comprised approximately 14.84 percent of HPE's Enterprise Services total business by revenue.

Clients, Alliance Partners and Suppliers

This document is intended to aid CSC Sales and Senior Management conversations with clients, alliance partners, and key suppliers by providing additional detail to the information presented in the related client and partner e-mail templates and talking points. Please use discretion when sharing the information below with clients and other audiences.

Q: When/how will clients and alliance partners be notified?
A: We are implementing a detailed outreach plan to contact our clients and strategic alliance partners. Our client-facing and relationship executives will be involved in email, phone, and in-person communications. All clients and alliance partners are being contacted immediately following the announcement. For questions or more detail about client outreach plans, contact csc_cmo@csc.com or Maria Bingemann (mbingemann@csc.com).

Q: What are the benefits of this change for CSC's clients?
A: While it will be business-as-usual on day one, the CSC/HPE's Enterprise Services combination is being created specifically to drive digital transformation for clients.

- It is the next step in creating a more powerful, agile and versatile global technology services business, one that is best equipped to lead digital transformations for clients and enable them to respond to changing business needs and customer expectations.
- This is an exciting development for the industry and especially for CSC clients.

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CSC-HPE's Enterprise Services Announcement
Clients, Alliance Partners, and Suppliers Frequently Asked Questions

Q: What is the impact to CSC clients? What about HPE Enterprise Services clients?
A: There is no impact to our clients with the merger announcement since the people and services their missions rely on will remain the same. It is business-as-usual, with no changes to contractual terms, CSC relationships/points of contact, current commitments, delivery teams and cadence. Over time, clients will experience the benefits of an organization with larger scale, agility and innovation. We are working with HPE Enterprise Services to provide consistency and a smooth transition to those clients, as well, and are confident they will receive high-quality service throughout the merger process and beyond.

Q: What are the impacts to service/delivery?
A: It's business-as-usual through the merger process, with no changes to your delivery teams and cadence – we're committed to ensuring continuity and communication throughout the merger process and will make sure to discuss any changes before they become effective.

Q: Will my CSC points of contact (account leadership, delivery teams, etc.) change?
A: It's business-as-usual through the merger process, with no changes to your relationships and points of contact as a direct result of the merger. We are committed to ensuring continuity and communication throughout the merger process and will make sure to discuss any changes with you.

Q: I already use HPE Enterprise Services as one of my providers. How will I be impacted?
A: CSC and HPE's Enterprise Services both serve high-performing clients, and we're committed to ensuring a smooth path for all clients. While it will be business-as-usual on day one, over time you'll benefit from a more powerful, agile and versatile provider with a broader scope of services and enhanced combined strength. We will work with you to understand how our current and the new company's evolving portfolio of services can best support and enable your business.

Q: We are in the process of negotiating a new deal with CSC – how can I be sure that the transaction will not significantly change the terms down the road?
A: There will no impact to the terms agreed upon for new deals signed during the merger process.

Q: Will the course of the consolidation cause additional red tape and complicate dealings with CSC? What about when it reaches closure?
A: We are very confident that our dealings with clients, partners and suppliers will not be impacted, it will be business-as-usual.

Q: How will the merger impact clients from a product and solution standpoint? What additional opportunities does the combined company have to bring value to clients?
A: The combination presents a unique value proposition for Infrastructure, Application and Next-Generation IT clients.

- Infrastructure Clients – Greater innovation, stronger ability to transform legacy infrastructure, business process services, next-gen workplace services; more credible choice vs. competitors, better quality & lower costs
- App Clients – Availability of next-gen IP (aaS / BPO), application development and modernization acceleration, and deep industry expertise
- Next-Generation IT – Full-spectrum of cloud, mobility, big data & analytics, cyber security capabilities, enhanced SaaS implementation and digital transformation

Q: How does the consolidation impact agreements with CSC's strategic alliances?
A: It is business-as-usual, with no changes to our arrangements, delivery orchestration, contractual terms, or points of contact. Over time, our current alliance partners will extend their reach and capabilities through the

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CSC-HPE's Enterprise Services Announcement
Clients, Alliance Partners, and Suppliers Frequently Asked Questions

new company's ability to innovate and compete at greater scale. Our alliance partners are and will remain an integral part of our go-forward strategy.

Q: Competitively, HPE Enterprise Services is positioned against several current CSC deals under negotiation and that are expected to close before the merger is complete. How are CSC sales teams expected to proceed?
A: As part of our client outreach plan, we are having discussions with our clients to explain the strategic rationale, benefits and opportunities of the merger and our collective opportunities. That said, account and pursuit teams are **expected to continue to win business** and compete, according to our sales practices and CLEAR.

Q: Competitively, HPE Enterprise Services is positioned against several current CSC alliance partners including IBM and a few others. How is that going to be handled, and do you have any concerns or expect any conflicts?
A: We will certainly be having discussions with all of our alliance partners to explain the strategic rationale, benefits and opportunities of the merger and our collective opportunities. We will continue to view alliance partners as integral to our go-forward strategy in an even more compelling way. Existing partnerships will drive innovation and new potential partners are expected to create new business and client opportunities.

Q: What has been the client and partner feedback to the idea of this merger?
A: We are proactively reaching out to our clients and partners to articulate the strengths and benefits of this combination, and we welcome their feedback. The combination is a clear positive for both CSC and HPE's Enterprise Services clients and partners, and we anticipate their support.

Q: What is the plan to keep our clients and alliance partners informed of our progress following the immediate reach-out activities?
A: We will continue to provide regular updates and engage the support of our account and alliance teams and senior management as we work toward the close in March.

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Additional Information and Where to Find It

In connection with the proposed transaction, Everett SpinCo, Inc., a wholly-owned subsidiary of Hewlett Packard Enterprise created for the transaction (“Spinco”), will file with the SEC a registration statement on Form S-4/S-1 containing a prospectus and CSC will file with the SEC a proxy statement on Schedule 14A and a registration statement on Form S-4 containing a prospectus. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE REGISTRATION STATEMENTS/PROSPECTUSES AND PROXY STATEMENT WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PARTIES AND THE PROPOSED TRANSACTION. Investors and security holders may obtain a free copy of the prospectuses and proxy statement (when available) and other documents filed with the SEC by CSC, Hewlett Packard Enterprise and Spinco at the SEC’s web site at http://www.sec.gov. Free copies of these documents, once available, and each of the companies’ other filings with the SEC, may also be obtained from CSC’s web site at www.csc.com.

This communication is not a solicitation of a proxy from any investor or security holder. However, CSC, Hewlett Packard Enterprise, and certain of their respective directors, executive officers and other members of management and employees, may be deemed to be participants in the solicitation of proxies from stockholders of CSC in respect of the proposed transaction under the rules of the SEC. Information regarding CSC’s directors and executive officers is available in CSCs 2015 Annual Report on Form 10-K filed with the SEC on June 8, 2015, and in its definitive proxy statement for its annual meeting of stockholders filed on June 26, 2015. Information regarding Hewlett Packard Enterprise’s directors and executive officers is available in Hewlett Packard Enterprise’s 2015 Annual Report on Form 10-K filed with the SEC on December 17, 2015, and in its definitive proxy statement for its annual meeting of stockholders filed on February 12, 2016. These documents as well as other documents filed by CSC, Hewlett Packard Enterprise or Spinco with the SEC can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statements, prospectuses and proxy statement and other relevant materials to be filed with the SEC when they become available.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

All statements in this presentation that does not directly and exclusively relate to historical facts constitute “forward-looking statements.”  These statements represent the Company’s intentions, plans, expectations and beliefs, and are subject to risks, uncertainties and other factors, many of which are outside the Company’s control. Many factors could cause actual results to differ materially from such forward-looking statements with respect to the transaction announced above including risks relating to the completion of the transaction on anticipated timing, including obtaining shareholder and regulatory approvals, anticipated tax treatment, unforeseen liabilities, future capital expenditures, inability to achieve expected synergies, loss of revenues, delay or business disruption caused by difficulties in integrating the businesses of CSC and Enterprise Services . For a written description of risk factors that could cause actual result in CSC’s business to differ materially from forward looking statements regarding those matters, see the section titled “Risk Factors” in CSC’s Form 10-K for the fiscal year ended April 3, 2015 and any updating information in subsequent SEC filings. The Company disclaims any intention or obligation to update these forward-looking statements whether as a result of subsequent event or otherwise, except as required by law.